

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

John P. Love
President and Chief Executive Officer
United United States Commodity Funds LLC
1850 Mt. Diablo Boulevard
Suite 640
Walnut Creek, CA 94596

      Re: United States Commodity Index Funds Trust
          Form 10-K for the year ended December 31, 2022
          Filed February 27, 2023
          File No. 001-34833

Dear John P. Love:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Crypto Assets